UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

MedicalCV, Inc.
(Name of Issuer)
Common Stock, $.01 par value per share
(Title of Class of Securities)
584639405
(CUSIP Number)
May 24, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☑               Rule 13d-1(b)

☑               Rule 13d-1(c)

☐               Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons	MEDCAP MANAGEMENT & RESEARCH LLC
2.		Check the Appropriate Box if a Member of a Group (See Instructions)
			(a) ☐
			(b) ☐
3.		SEC Use Only
4.		Citizenship or Place of Organization	Delaware

Number of	5.	Sole Voting Power	0
Shares
Beneficially	6.	Shared Voting Power	0
Owned
by Each	7.	Sole Dispositive Power	0
Reporting
Person With	8.	Shared Dispositive Power	0

9.		Aggregate Amount Beneficially Owned by Each Reporting Person	0
10.		Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.		Percent of Class Represented by Amount in Row (9)	0.0%
12.		Type of Reporting Person (See Instructions)	IA

1.	Names of Reporting Persons	MEDCAP PARTNERS L.P.
2.		Check the Appropriate Box if a Member of a Group (See Instructions)
			(a) ☐
			(b) ☐
3.		SEC Use Only
4.		Citizenship or Place of Organization	Delaware

Number of	5.	Sole Voting Power	0
Shares
Beneficially	6.	Shared Voting Power	0
Owned
by Each	7.	Sole Dispositive Power	0
Reporting
Person With	8.	Shared Dispositive Power	0

9.		Aggregate Amount Beneficially Owned by Each Reporting Person	0
10.		Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.		Percent of Class Represented by Amount in Row (9)	0.0%
12.		Type of Reporting Person (See Instructions)	PN

1.	Names of Reporting Persons	MEDCAP MASTER FUND L.P.
2.		Check the Appropriate Box if a Member of a Group (See Instructions)
			(a) ☐
			(b) ☐
3.		SEC Use Only
4.		Citizenship or Place of Organization	Cayman Islands

Number of	5.	Sole Voting Power	0
Shares
Beneficially	6.	Shared Voting Power	0
Owned
by Each	7.	Sole Dispositive Power	0
Reporting
Person With	8.	Shared Dispositive Power	0

9.		Aggregate Amount Beneficially Owned by Each Reporting Person	0
10.		Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.		Percent of Class Represented by Amount in Row (9)	0.0%
12.		Type of Reporting Person (See Instructions)	PN

1.	Names of Reporting Persons	MEDCAP PARTNERS OFFSHORE, LTD.
2.		Check the Appropriate Box if a Member of a Group (See Instructions)
			(a) ☐
			(b) ☐
3.		SEC Use Only
4.		Citizenship or Place of Organization	Cayman Islands

Number of	5.	Sole Voting Power	0
Shares
Beneficially	6.	Shared Voting Power	0
Owned
by Each	7.	Sole Dispositive Power	0
Reporting
Person With	8.	Shared Dispositive Power	0

9.		Aggregate Amount Beneficially Owned by Each Reporting Person	0
10.		Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.		Percent of Class Represented by Amount in Row (9)	0.0%
12.		Type of Reporting Person (See Instructions)	OO

1.	Names of Reporting Persons	C. FRED TONEY
2.		Check the Appropriate Box if a Member of a Group (See Instructions)
			(a) ☐
			(b) ☐
3.		SEC Use Only
4.		Citizenship or Place of Organization	United States

Number of	5.	Sole Voting Power	0
Shares
Beneficially	6.	Shared Voting Power	0
Owned
by Each	7.	Sole Dispositive Power	0
Reporting
Person With	8.	Shared Dispositive Power	0

9.		Aggregate Amount Beneficially Owned by Each Reporting Person	0
10.		Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.		Percent of Class Represented by Amount in Row (9)	0.0%
12.		Type of Reporting Person (See Instructions)	IN

Item 1(a).	Name of Issuer:

MedicalCV, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

9725 South Robert Trail

Inver Grove Heights, MN  55077

Item 2(a).	Names of Persons Filing:

MedCap Management & Research LLC (“MMR”)

MedCap Partners L.P. (“MedCap Partners”)

MedCap Master Fund, L.P. (“MedCap Master Fund”)

MedCap Partners Offshore, Ltd. (“MedCap Offshore”)

C. Fred Toney

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business address of MMR, MedCap Partners and C. Fred Toney is 500 Third Street, Suite 535, San Francisco, CA  94107.

The principal business address of MedCap Master Fund and MedCap Offshore is c/o ATC Trustees (Cayman) Limited, Cayside, 2nd Floor, Harbour Drive, George Town, Grand Cayman, Cayman Islands.

Item 2(c).	Citizenship:

Reference is made to Item 4 of pages 2, 3, 4, 5 and 6 of this Schedule 13G (this “Schedule”), which Items are incorporated by reference herein.

Item 2(d).	Title of Class of Securities:

Common Stock, $.01 par value per share

Item 2(e).	CUSIP Number:

584639405

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

☐	(a)	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

☐	(b)	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

☐	(c)	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
☐	(d)	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

☑	(e)	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

☐	(f)	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

☐	(g)	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

☐	(h)	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

☐	(i)	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

☐	(j)	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Reference is hereby made to Items 5-9 and 11 of pages 2, 3, 4, 5 and 6 of this Schedule, which Items are incorporated by reference herein.  The securities reflected in Items 5-9 and 11 of pages 2, 3, 4, 5 and 6 of this Schedule are as of October 23, 2007.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 11, 2008	MEDCAP MANAGEMENT & RESEARCH LLC By: /s/ C. Fred Toney C. Fred Toney, its Managing Member

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 11, 2008	MEDCAP PARTNERS L.P. By: MedCap Management & Research LLC, its General Partner By: /s/ C. Fred Toney C. Fred Toney, its Managing Member
MEDCAP MASTER FUND, L.P. By: MedCap Management & Research LLC, its General Partner By: /s/ C. Fred Toney C. Fred Toney, its Managing Member
MEDCAP PARTNERS OFFSHORE, LTD. By: /s/ C. Fred Toney C. Fred Toney, its Director
C. FRED TONEY /s/ C. Fred Toney C. Fred Toney

EXHIBIT INDEX

Exhibit A	Joint Filing Undertaking	Page 11

EXHIBIT A

JOINT FILING UNDERTAKING

The undersigned, being authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13G to evidence the agreement of the below-named parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule, as it may be amended, jointly on behalf of each of such parties.

Dated: January 11, 2008	MEDCAP MANAGEMENT & RESEARCH LLC By: /s/ C. Fred Toney C. Fred Toney, its Managing Member
MEDCAP PARTNERS L.P. By: MedCap Management & Research LLC, its General Partner By: /s/ C. Fred Toney C. Fred Toney, its Managing Member
MEDCAP MASTER FUND, L.P. By: MedCap Management & Research LLC, its General Partner By: /s/ C. Fred Toney C. Fred Toney, its Managing Member
MEDCAP PARTNERS OFFSHORE, LTD. By: /s/ C. Fred Toney C. Fred Toney, its Director
C. FRED TONEY /s/ C. Fred Toney C. Fred Toney